Freegold Ventures Ltd.
Common Shares
356455105
September 30, 2003


CUSIP 356455105
1. Sprott Asset Management Inc.
   Suite 3450, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J2
   Canada

2. n/a

3.

4. Ontario, Canada

5. 2,854,500

6.

7. 2,854,500

8.

9.  115,000

10. n/a

11. 0.45%

12. BD


Item 1
(a) Freegold Ventures Ltd.
(b) 2303 West 41st Avenue
    Vancouver, BC  V6M 2A3
    CANADA

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 3450, South Tower
    Royal Bank Plaza
    P.O. Box 63
    Toronto, Ontario  M5J 2J2
    Canada
(c) Canadian
(d) Common Shares
(e) 356455105

Item 3
n/a

Item 4
(a) 115,000
(b) 0.45%
(c) (i) 2,854,500
    (ii) 0
    (iii) 2,854,500
    (iv)  0

Item 5
n/a

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 10
October 8, 2003
Neal Nenadovic
Chief Financial Officer